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SEC FILE NUMBER
8-29751

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:
Midas Securities Group, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11 Hanover Square
(No. and Street)

New York (City) New York (State) 10005 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Thomas O'Malley 212-363-1100
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Tait, Weller & Baker LLP
(Name — if individual, state last, first, middle name)

1818 Market Street (Address) Philadelphia (City) PA (State) 19103 (Zip Code)

SEC Mail Processing Section FEB 28 2013 Washington DC 402

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not in residence in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/8/13 2A

OATH OR AFFIRMATION

I, Thomas O'Malley , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Midas Securities Group, Inc., as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Vice President
Chief Financial Officer

Title

Notary Public

IRENE K. KAWCZYNSKI
Notary Public, State of New York
No. 01KA4899282
Qualified in Kings County
Commission Expires June 29, 20 15

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietorss Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A Copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditors' Report on internal control required by SEC Rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


TAIT WELLER
FOCUS. EXPERTISE. RESULTS

MIDAS SECURITIES GROUP, INC.
(A Wholly-Owned Subsidiary of
WINMILL & CO. INCORPORATED)

STATEMENT OF FINANCIAL CONDITION AND
REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

DECEMBER 31, 2012

SEC
Mail Processing
Section
FEB 28 2013
Washington DC
402

TAIT|WELLER
FOCUS. EXPERTISE. RESULTS.

CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

The Stockholder and Board of Directors of
Midas Securities Group, Inc.

Report on the Financial Statements
We have audited the accompanying statement of financial condition of Midas Securities Group, Inc., (a wholly-owned subsidiary of Winmill & Co. Incorporated), as of December 31, 2012.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that is free from material misstatements, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on the auditor's judgment, including the assessment of the risk of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Midas Securities Group, Inc. as of December 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

Tait, Weller & Baker LLP

Philadelphia, Pennsylvania
February 25, 2013

MIDAS SECURITIES GROUP, INC.
(A Wholly-Owned Subsidiary of Winmill & Co. Incorporated)

STATEMENT OF FINANCIAL CONDITION

December 31, 2012

ASSETS	
Cash and cash equivalents	$ 500,113
Investments	12,367,970
Receivable from Funds:	
Distribution and service fees	23,922
Record keeping	3,940
Receivable from Parent	213
Prepaid expenses and other assets	24,775
Total assets	$12,920,933
LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities	
Payable to affiliates	$ 5,730
Accounts payable and accrued expenses	45,460
Deferred taxes	2,640,610
Total liabilities	2,691,800
Stockholder's Equity	
Common stock, $.01 par value	
1,000 shares authorized; 100 shares issued and outstanding	1
Additional paid-in capital	6,060,379
Retained earnings	4,168,753
Total stockholder's equity	10,229,133
Total liabilities and stockholder's equity	$12,920,933

See notes to statement of financial condition.

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF OPERATIONS

Midas Securities Group, Inc. (***"MSG"*** or the ***"Company"***) is a wholly-owned subsidiary of Winmill & Co. Incorporated ***("Winco")***. MSG provides distribution services to the Midas Funds (the ***"Funds"***), a family of open end mutual funds managed by Midas Management Corporation ***("MMC")***, a subsidiary of Winco. The Company is registered under the Securities Exchange Act of 1934 (the ***"Exchange Act"***) as a broker/dealer and is a member of the Financial Industry Regulatory Authority, Inc.

ACCOUNTING ESTIMATES

In preparing financial statements in conformity with U.S. generally accepted accounting principles, management makes estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS

Investments in money market funds and short-term investments and other marketable securities maturing in 90 days or less are considered to be cash equivalents.

INVESTMENTS

Investments are stated at fair value and unrealized gains and losses are recognized in the statement of income.

FAIR VALUE MEASUREMENT

Fair value is defined as the price that the Company would receive to sell an asset or pay to transfer a liability in an orderly transaction between market participants at the measurement date. The Company uses a three level hierarchy for fair value measurements based on the transparency of inputs to the valuation of an asset or liability. Inputs may be observable or unobservable and refer broadly to the assumptions that market participants would use in pricing the asset or liability. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's own assumptions about the assumptions that market participants would use in pricing the asset or liability developed based on the best information available under the circumstances. The Company's investment in its entirety is assigned a level based upon the inputs which are significant to the overall valuation. The inputs or methodology used for valuing investments are not an indication of the risk associated with investing in those securities. The hierarchy of inputs is summarized below.

Level 1 – unadjusted quoted prices in active markets for identical assets or liabilities including securities actively traded on a securities exchange.

Level 2 – observable inputs other than quoted prices included in level 1 that are observable for the asset or liability which may include quoted prices for similar instruments, interest rates, prepayment speeds, credit risk, yield curves, default rates, and similar data.

Level 3 – unobservable inputs for the asset or liability including the Company's own assumptions about the assumption a market participant would use in valuing the asset or liability.

The following is a summary of the inputs used as of December 31, 2012 in valuing the Company's investments:

	Valuation Input			
	Level 1	Level 2	Level 3	Total
Common stock of publicly traded-affiliates	$12,058,153	$305,065	$ -	$12,363,218
Equity securities	4,752	-	-	4,752
	$12,062,905	$305,065	$ -	$12,367,970

There were no transfers between Level 1 and Level 2 during the year ended December 31, 2012.

The carrying amounts of cash and cash equivalents, receivables, and accounts payable and accrued expenses approximate fair value because of the short maturity of these items.

DISTRIBUTION SERVICES

Costs in connection with the sale of the Funds' shares are charged to operations as incurred. Pursuant to separate Plans adopted under Rule 12b-1 of the Investment Company Act of 1940, as amended, and Distribution Agreements with the Funds, the Company may receive as compensation distribution and service fees ranging in an amount of one-quarter of one percent to one percent per annum of the Funds' average daily net assets. The service fee portion is intended to cover personal services provided to shareholders of the Funds and the maintenance of shareholder accounts. The distribution fee portion is to cover all other activities and expenses primarily intended to result in the sale of the Funds' shares.

INCOME TAXES

The Company files consolidated federal, state and local income tax returns with Winco and certain other wholly-owned subsidiaries of Winco. It is the policy of Winco to allocate the applicable federal and state taxes (benefits) to each subsidiary on a separate return basis.

The Company recognizes deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial reporting basis and tax basis of assets and liabilities. The Company has reviewed its tax positions and has concluded that no liability for unrecognized tax benefits should be recorded related to uncertain tax positions taken on federal, state and local income tax returns for open tax years (2009-2011) or expected to be taken in the Company's 2012 tax return.

SUBSEQUENT EVENTS

Subsequent events after the Statement of Financial Condition date through the date that the financial statements were available for issuance, February 25, 2013, have been evaluated in the preparation of the financial statements.

(2) INVESTMENTS

At December 31, 2012 investments consisted of the following:

	Cost	Fair Value
Common stock of publicly traded affiliates:		
Bexil Corporation	$1,988,723	$11,132,200
Tuxis Corporation	2,431,212	305,065
Foxby Corp.	1,469,791	925,953
Total common stock of publicly traded affiliates	5,889,726	12,363,218
Equity Securities	6,681	4,752
Total investments	$5,896,407	$12,367,970

Certain officers and directors of the Company also serve as officers and or directors of Bexil Corporation, Tuxis Corporation, and Foxby Corp. The investments in Bexil Corporation, Tuxis Corporation, and Foxby Corp. represent approximately 22%, 21%, and 24% of the outstanding shares of each company, respectively.

(3) NET CAPITAL AND REGULATORY REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule under Rule 15c3-1 of the Exchange Act. The Company must maintain net capital, as defined, of not less than $5,000 or 6-2/3% of aggregate indebtedness, whichever is greater, and a ratio of aggregate indebtedness to net capital, as defined, of not more than 15 to 1.

At December 31, 2012, the Company had net capital, as defined, of $821,653, which exceeded its net capital requirement of $5,000 by $816,653. The ratio of aggregate indebtedness to net capital was approximately .06 to 1.

(4) INCOME TAXES

Deferred tax liabilities are comprised of the following at December 31, 2012:

Unrealized gains on investments	$2,653,340
Net operating loss	(12,730)
	$2,640,610

(5) RELATED PARTIES

Pursuant to an arrangement between a professional employer organization ("PEO") and Winco, Bexil, and Tuxis (collectively the "Affiliates"), the PEO provides payroll, benefits, compliance, and related services for the concurrently employed employees of the Affiliates in accordance with applicable rules and regulations of the Internal Revenue Service, and in connection therewith MMC acts as a conduit payer of compensation and benefits to Affiliate employees. The Company had a payable to MMC of $5,730 at December 31, 2012 for compensation and benefits and other expenses.

Rent expense of jointly used office space and overhead expenses for various jointly used administrative and support functions incurred by the Affiliates are allocated at cost among them. At December 31, 2012, the Company had a receivable from Winco of $213.

At December 31, 2012, the Company had receivables from the Funds for distribution fees of $23,922 and for record keeping of $3,940.

1818 Market Street
Suite 2400
Philadelphia, PA 19103
(+1) 215.979.8800

The Chrysler Building
26th Floor
405 Lexington Avenue
New York, NY 10174
(+1) 212.907.6496

517 Route One South
Suite 4101
Iselin, NJ 08830
(+1) 732.634.7940